Commission File Number ____________



                                  FORM 12B-25

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

     [ ] Form 10-K [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
     For Period Ended:  September 30, 1996
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ........................................

______________________________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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                         Donnkenny, Inc.
                         ---------------
                    (Full name of Registrant)

       Delaware                                51-022889
       --------                                ---------
(state or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

                          1411 Broadway
                     New York, New York 10018
                          (212) 730-7770
                          --------------
          (address and telephone number of Registrant's
                   principal executive offices)










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                     Donnkenny, Inc.
                     1411 Broadway
                     New York, New York 10018
                     (516) 694-0999
                     --------------
    (Name, address and telephone number of agent for service)


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PART II - RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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The registrant is unable to file the subject quarterly report on Form 10-Q in a timely manner without unreasonable effort or expense due to the following:
(i) As previously reported on the Company's Form 8-K dated September 6, 1996, the Company is preparing restatements of certain of its financial statements which are being prepared; and (ii) As previously reported on the Company's 8-K dated November 4, 1996, the Audit Committee of the Company's Board of Directors appointed Stuart S. Levy as its new Chief Financial Officer, effective November 4, 1996, the Company's former Chief Financial Officer was placed on a leave of absence and the Company's Controller and Assistant Controller were re-assigned to non-financial operational responsibilities.


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PART IV - OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification




 .........Harvey Horowitz...................(212) 730-7770.....................

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          (Name)                     (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes   [X] No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          DONNKENNY, INC.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date ...November 14, 1996............ By \s\ Richard Rubin...................
                                             Richard Rubin



                             ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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